BRASKEM S.A.
                                   TRIKEM S.A.


                                  RELEVANT FACT

BRASKEM S.A. ("Braskem") and TRIKEM S.A. ("Trikem"), in compliance with CVM Instructions No. 319/99 and 358/02, hereby notify their shareholders and the market of the following:

                                   BACKGROUND

The transaction herein described is a part of Braskem's restructuring process, the steps of which have been widely disclosed to the market through relevant facts dated July 31, 2001, July 26, 2002, March 16, 2003 and July 16, 2003 (the "Relevant Facts"). During this process, on August 16, 2002, Braskem was formed, followed by the merger of OPP Quimica S.A., Nitrocarbono S.A. and Economico S.A. Empreendimentos into Braskem on March 31, 2003. On July 31, 2003, the migration and acquisition of common shares held by minority shareholders of Trikem and Polialden Petroquimica S.A. was completed, with a recent successful public offer to acquire the common shares arise from an increase in ownership in Trikem on December 4, 2003.


The creation of Braskem and the steps of the corporate restructuring completed through the present date are designed to attain additional synergies, consolidate competitive advantages and align the interests of shareholders of first and second generation petrochemical companies, creating the conditions for the emergence of a world-class Brazilian petrochemical company.

                   CURRENT PHASE OF THE RESTRUCTURING PROCESS

Continuing the above-mentioned restructuring process, the current phase consists of the merger of Trikem into Braskem, the purpose of which is described below, through which all holders of common and preferred shares of Trikem will have the right to receive Braskem preferred shares in exchange for their shares of Trikem to be cancelled as a result of the above-mentioned merger or exercise the withdrawal right pursuant to the terms described below and in accordance with the Merger Protocol and Justification (Protocolo de Incorporacao e Justificacao).

In this regard, on December 9, 2003, the Boards of Directors of Braskem and Trikem approved the convocation of Extraordinary General Shareholders' Meetings of Braskem and Trikem, to be held on January 15, 2004, for purposes of deliberating on the merger of Trikem into Braskem. Before the merger of Trikem into Braskem is completed, a General Shareholder's Meeting of Braskem will be held on January 12, 2004 in order to deliberate on the spin-off of a portion of the assets of Odebrecht Quimica S.A., in accordance with Braskem's relevant fact to be published on the date hereof.

In order to enable the attribution of Braskem's class "A" preferred shares to Trikem's shareholders in exchange for their shares of Trikem to be cancelled as a result of the merger, and in order to respect the limit on the issuance of non-voting shares or shares with restricted voting rights provided by paragraph 1, article 4 of Braskem's bylaws, will be subject of deliberation of Braskem's Extraordinary General Meeting, prior to deliberation related to the merge, the amendment of Braskem's bylaws in order to permit the conversion of class "A" preferred shares into common shares requiring the approval of a majority of Braskem's voting capital stock, as well, will be deliberated the conversion of up to 121,948,261 (one-hundred twenty-one million, nine-hundred forty-eight thousand, two hundred and sixty-one) class "A" preferred shares for up to 121,948,261 common shares in the proportion of 1 (one) class "A" preferred shares to 1 (one) common share will also be deliberated by the holders of Braskem's class "A" preferred shares, which, present at the meeting, manifest interest in such manner, in proportion to the number of class "A" preferred shares owned by shareholders approving the resolutions. If there are fewer class "A" preferred shares to be converted into common shares than the above-referenced limit of common shares, the additional common shares will be divided among the shareholders attending the General Shareholders' Meeting that manifest interest in converting their shares, in the proportion of class "A" preferred shares converted by such shareholders or of the remaining common shares.

                              TRIKEM MERGER PROCESS

The merger of Trikem into Braskem is consistent with Braskem's public commitment to offer all minority shareholders of its controlled companies the opportunity to migrate their shareholdings to the controlling company Braskem.

The merger will also bring advantages to the companies involved, including (i) alignment of interests of all shareholders; (ii) creation of value through attaining additional synergies (iii) an increase in the number of outstanding shares in the market; (iv) simplification of the corporate structure, allowing the market and investors to have a better understanding of the same; and (v) providing better opportunities for the use of capital markets to fund the growth program.

In addition, after migrating to Braskem, the current holders of Trikem's preferred shares will have the statutory right to sell their interest jointly under the same conditions as Braskem's controlling shareholder in the event of a change in control of Braskem, and other advantages of shareholders of companies classified as a Level 1 corporation under the Corporate Governance Guidelines of the Sao Paulo Stock Exchange (Regulamento de Praticas de Governanca Corporativa da Bolsa de Valores do Estado de Sao Paulo-BOVESPA), in light of the fact that Braskem has complied with such guidelines since February 2003.

In view of the goals and aims described above, the proposal for the merger of Trikem into Braskem was duly approved by the Boards of Directors and Fiscal Councils of Trikem and Braskem on December 9, 2003.

Through the above-described process, Trikem will merge into Braskem, and Trikem's shareholders' equity (the value of which will be determined pursuant to its book value) will be transferred to Braskem, which will be Trikem's legal successor pursuant to Brazilian Law No. 6,404/76, such process thus resulting in Trikem's lawful dissolution.

On the date of the Extraordinary General Shareholders' Meeting to approve the merger transaction of Trikem into Braskem, Braskem will hold 21,481,327,607 (twenty billion, four hundred eighty-one million, three hundred twenty-seven thousand, six hundred and seven) common shares and 11,126,464,104 (eleven billion, one hundred and twenty-six million, four hundred and sixty four thousand, one hundred and four) preferred shares issued by Trikem, representing 99.99% of the voting capital stock and 53.57% of the total equity capital stock of Trikem.

                            VALUATIONS AND BASE DATE

PricewaterhouseCoopers Auditores Independentes, a partnership (sociedade civil) located in the city of Sao Paulo, at Av. Francisco Matarazzo, No. 1,400, from the 7th to the 11th and from the 13th to the 20th floors, Torino Tower, registered with the CNPJ/MF under No. 61.562.112/0004-73 and also registered with the Regional Accounting Council of the State of Bahia (Conselho Regional de Contabilidade do Estado da Bahia) under No. CRC 2SP000160/O-5 ("PricewaterhouseCoopers Independent Auditors"), the nomination and appointment of whom must be ratified by the General Shareholders' Meetings of Braskem and Trikem, conducted a review of the shareholders' equity of Braskem and Trikem based upon the figures contained in the Balance Sheets of both companies dated as of October 31, 2003 ("Merger Base Date")for purposes of determining the accounting entries of Braskem and calculating the reimbursement value for Trikem's shares in the event that Trikem shareholders exercise their withdrawal rights resulting from this merger ("Valuation Report of Book Value of Shareholders' Equity").

According to the aforementioned appraisals, the book value of Trikem's shareholders' equity to be transferred to Braskem is R$304,594,199.90 (three hundred and four million, five hundred and ninety-four thousand, one hundred and ninety-nine reais and ninety cents). The variations of shareholders' equity in the period between the Merger Base Date and the effective date of the merger will be accounted for by Braskem.

PricewaterhouseCoopers Independent Auditors prepared, pursuant to applicable Brazilian accounting principles, an appraisal report based on the fair market value of the shareholders' equity of Braskem and Trikem ("Valuation Report of the Fair Market Value of Shareholders' Equity"), using the same criteria and the same date for both companies, in accordance with Article 264 of Brazilian Law No. 6,404/76 and the paragraphs thereof. The Valuation Report of the Fair Market Value of Shareholders' Equity was based upon asset valuation reports prepared by the following specialized companies and independent experts: Bretas, Gabaldi & Alonso Engenharia e Consultoria Ltda.; Mynarski Associados; Advanced Appraisal Consultoria e Planejamento; and Unisis Administracao Patrimonial Ltda. These companies were responsible for the appraisal of the fair market value of the fixed assets of Braskem and its controlled companies and of Trikem, using the same criteria and on the Merger Base Date appointment of which shall be ratified in the General Shareholders' Meetings of Braskem and Trikem.


     SHARE EXCHANGE RATIO FOR PURPOSES OF THE MERGER OF TRIKEM INTO BRASKEM

For purposes of complying with Article 264 of Brazilian Law No. 6,404/76 and providing a factor to be considered in determining the exchange ratio of Trikem's shares for Braskem's class "A" preferred shares, the shareholders' equity of Trikem and Braskem was appraised pursuant to the same criteria, at fair market value, on the Merger Base Date, as described in the Valuation Report of the Fair Market Value of Shareholders' Equity prepared by PricewaterhouseCoopers Independent Auditors, as described in the table below.

In this context, based upon the Valuation Report of the Fair Market Value of Shareholders' Equity and in an effort to treat the holders of Trikem's preferred shares fairly and equally with the Trikem shareholders that owned Trikem common shares exchanged in the Public Offering held on December 14, 2003 ("PO"), the exchange ratio of Trikem's shares for Braskem's preferred class "A" shares in the current merger transaction will be calculated on the same basis as the exchange ratio provided in the referenced PO, in accordance with the table below:

================================================================================
                                                  BRASKEM             TRIKEM
--------------------------------------------------------------------------------
Current Number of Outstanding Shares(+)           68,432,133          60,868,763
--------------------------------------------------------------------------------
Fair Market Value of Shareholders'          5,733,160,995.68    1,439,109,292.58
Equity - SE (in R$)
--------------------------------------------------------------------------------
Price per thousand shares based on Fair                83.78               23.64
Market Value of SE (in R$)
--------------------------------------------------------------------------------
Exchange Ratio for SE at Fair Market Value                 1                3.54
--------------------------------------------------------------------------------
Exchange  Ratio of  Trikem's  Preferred
Shares [and  Common]  Shares  for Braskem's
Class "A" Preferred Shares, for the current merger         1                3.47
--------------------------------------------------------------------------------
"Standard" lot of shares                               1,000               1,000
================================================================================
(+) disregarding treasury shares.

      REIMBURSEMENT VALUE FOR TRIKEM SHARES IN CASE OF EVENTUAL WITHDRAWAL

The reimbursement value of the shares held by Trikem shareholders who may eventually dissent from the merger transaction will be determined on the basis of an appraisal of the book value of Trikem's shareholders' equity, in accordance with the provisions of Article 45 of Brazilian Law No. 6,404/76 Trikem dissenting shareholders shall have the right to exercise their right to reimbursement to those shares held in their names as of the time of publication of the notice of general shareholders meeting, in accordance with Article 137
Section 1 of Brazilian Law No. 6,404/76.

The amount of reimbursement that the Trikem dissenting shareholders shall be authorized to receive is as set forth in the table below:

==========================================================================================================================
Book Value of Trikem (in R$):          Book Value per lot of 1,000                   Book Value per lot of 1,000 preferred
                                       common shares for reimbursement               shares for reimbursement purposes
                                       purposes (in R$):                             (in R$)(+):

--------------------------------------------------------------------------------------------------------------------------
             656,038,044.29                                      10.78                                            10.78
--------------------------------------------------------------------------------------------------------------------------

(+) book value of "standard" lot of preferred shares, regardless of class.

In accordance with Article 137, ss.3 of Brazilian Law No. 6,404/76, if the management of Braskem believes that the payment of the reimbursement value of the shares of any dissenting Trikem shareholders will adversely affect the financial liquidity of Braskem, Extraordinary General Shareholders' Meetings of Braskem and Trikem will be immediately convened in order to reanalyze the proposed merger transaction, and, if necessary, to unwind the transaction.

                           CAPITAL INCREASE AT BRASKEM

Due to the merger of Trikem into Braskem, in accordance with the Valuation Report of Trikem based on book value and in order to support a new issue of shares by Braskem, Braskem's capital stock will be increased by R$304,594,199.90 (three hundred and four million, five hundred and ninety-four thousand, one hundred and ninety-nine reais, and ninety cents), net of the interest that Braskem has in Trikem's capital stock, which will be cancelled through the issue of 8,136,165,484 (eight billion, one hundred and thirty-six million, one hundred and sixty-five thousand, four hundred and eighty-four reais) new class "A" preferred shares, all entitled to the rights and advantages contemplated in Braskem's bylaws and to be allocated to the shareholders of Trikem in exchange for their Trikem shares in proportion to the share exchange ratio mentioned above, which Trikem shares will be cancelled, all of which will be carried out in accordance with the exchange ratio disclosed in this Relevant Fact, and holders of the shares issued as a result of this capital increase will be entitled to participate fully in the results of the current fiscal year.

Accordingly, upon the merger of Trikem into Braskem, the capital stock of Braskem will be R$2,192,016,293.84 (two billion, one hundred and ninety-two million, sixteen thousand, two hundred and ninety-three reais and eighty-four cents), divided into 25,730,061,841 common shares and 51,460,123,681 preferred shares, being 51,230,968,881 class "A" preferred shares and 229,154,800 class "B" preferred shares, so that article 4 of the bylaws of Braskem will read as follows: "Article 4 - The capital stock is R$2,192,016,293.84 (two billion, one hundred and ninety-two million, sixteen thousand, two hundred and ninety-three reais, and eighty-four cents) divided into 77,190,185,522 shares, being 25,730,061,840 common shares, 51,230,968,881 class `A' preferred shares and 229,154,800 class `B' preferred shares."

                               GENERAL CONDITIONS

PricewaterhouseCoopers Independent Auditors, Bretas, Gabaldi & Alonso Engenharia e Consultoria Ltda., Mynarski Associados, Advanced Appraisal Consultoria e Planejamento and Unisis Administracao Patrimonial Ltda. hereby declare, with respect to the merger transaction described in this Relevant Fact, that they do not have any relationship that would cause a conflict of interest, actual or potential, with the controlling shareholders of Braskem and any of the companies involved in the merger transaction, their respective controlling or minority shareholders or in connection with the merger subject of this Relevant Fact.

The new shares to be issued will be allocated to the shareholders of Trikem, on the date of the merger, in the following manner: (i) the common shareholders of Trikem that now own 514,366 common shares will be entitled to receive 148,083 class "A" preferred shares of Braskem; and (ii) Trikem shareholders that now own 28,260,456,441 preferred shares will be entitled to receive 8,136,017,401 class "A" preferred shares of Braskem.

The new shares to be issued by Braskem and allocated to the shareholders of Trikem upon completion of the merger will be entitled to all of the rights contemplated in Braskem's bylaws in effect on that date and to dividend payments under the same conditions as the respective classes of outstanding Braskem shares and they will be entitled, if declared, to full dividends related to the fiscal year ending December 31, 2003.

This corporate restructuring will be communicated to the U.S. Securities and Exchange Commission - SEC and to the Latin American Stock Market at the Madrid Stock Exchange LATIBEX (Mercado de Valores Latinoamericanos da Bolsa de Valores de Madrid). The transaction is part of the antitrust review proceeding (ato de concentracao) No. 08012.005799/2001-92, filed with CADE (Administrative Council of Economic Defense) Brazil's anti-trust and competition authority) on September 18, 2001, and approved without restrictions by SEAE (Secretaria Especial de Acompanhamento Economico - SEAE, a special anti-trust agency) and by SDE (Secretaria de Desenvolvimento Economico - the Department of Economic Development).

The estimated costs of the merger transaction described in this Relevant Fact is approximately R$5,000,000.00, including publication expenses and fees of auditors, appraisers, advisors and lawyers.

The Valuation Reports, Merger Protocol and Justification (Protocolo de Incorporacao e Justificacao), along with all other relevant documents, will be made available to the shareholders of Braskem and Trikem for examination as of December 10, 2003, from 09:00 a.m. to 5:00 p.m., at the address of their respective head offices, namely: (i) Braskem: Rua Eteno, 1561 - COPEC - Camacari
- Bahia; and (ii) Trikem: Rua Hidrogenio, No. 3.342, COPEC - Camacari - Bahia. Copies of this material will be available at the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios - CVM) and at the Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo - BOVESPA) as of December 10, 2003. Shareholders of Braskem and Trikem who may wish to consult and examine the documents are required to schedule a date and time for a visit through the following telephone numbers: 55-11-3443-9529 and 55-11-3443-9744, with the Investors Relations Department. A summary of the information with respect to this transaction will be available at Braskem's website (www.braskem.com.br).


                             Sao Paulo, December 9, 2003


                             ----------------------------------
                                       Braskem S.A.
                                     Paul Elie Altit
                               Investor Relations Director


                             ----------------------------------
                                       Trikem S.A.
                                     Paul Elie Altit
                               Investor Relations Director